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21001918

)N

SEC FILE NUMBER
8- 51139

PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____January 1, 2020_____ AND ENDING__December 31, 2020_____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Berman Capital, LLC

OFFICIAL USE ONLY ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
45706
FIRM I.D. NO.

____435 Hill Street_____
                                   (No. and Street)

____San Francisco_____California_____94114_____
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

____Marc L. Berman_____(415) 345-1480_____
                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

____Cropper Accountancy Corporation_____
(Name – if individual, state last, first, middle name)

____2700 Ygnacio Valley Rd Suite 270_____Walnut Creek, CA_____94598_____
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Marc L. Berman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berman Capital, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

Managing Member_____

_____

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Members' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Report on Assertions of Exemption of a Non-Carrying Broker or Dealer required By Rule 17a-5(d)(4) of the Securities and Exchange Commission
- ☒ (o) Assertions of Exemption of a Non-Carrying Broker or Dealer required by Rule 17a-5(d)(4) of the Securities and Exchange Commission

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL- PURPOSE
CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California   }

County of San Francisco   }

On Feb. 23rd 2021   before me, Niraj Patel, Notary Public   ,
(Here insert name and title of the officer)

personally appeared Marc Leslie Berman   ,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

_____
Notary Public Signature   (Notary Public Seal)

NIRAJ PATEL
COMM. # 2253019
NOTARY PUBLIC-CALIFORNIA
COUNTY OF SAN FRANCISCO
MY COMM. EXP. AUG. 16, 2022

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

_____
(Title or description of attached document)

_____
(Title or description of attached document continued)

Number of Pages _____ Document Date_____

CAPACITY CLAIMED BY THE SIGNER
☐ Individual (s)
☐ Corporate Officer

_____
(Title)
☐ Partner(s)
☐ Attorney-in-Fact
☐ Trustee(s)
☐ Other _____

INSTRUCTIONS FOR COMPLETING THIS FORM

This form complies with current California statutes regarding notary wording and, if needed, should be completed and attached to the document. Acknowledgments from other states may be completed for documents being sent to that state so long as the wording does not require the California notary to violate California notary law.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public).
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. he/she/they, is /are) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk.
  ❖ Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  ❖ Indicate title or type of attached document, number of pages and date.
  ❖ Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary).
- Securely attach this document to the signed document with a staple.

Berman Capital, LLC

Financial Statements

and
Supplemental Information Required by Rule 17a-5 under the
Securities Exchange Act of 1934

For the year ended December 31, 2020

with

Reports of Independent Registered Public Accounting Firm

Contents



2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Berman Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Berman Capital, LLC as of December 31, 2020, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Berman Capital, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Berman Capital, LLC's management. Our responsibility is to express an opinion on Berman Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Berman Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information as listed in the table of contents has been subjected to audit procedures performed in conjunction with the audit of Berman Capital, LLC's financial statements. The supplemental information is the responsibility of Berman Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CROPPER ACCOUNTANCY CORPORATION
We have served as Berman Capital, LLC's auditor since 2018.
Walnut Creek, California
February 4, 2021

Berman Capital, LLC
Statement of Financial Condition
As of December 31, 2020

Assets

Current assets

Cash and cash equivalents	$	106,259
Total current assets		106,259
Total assets	$	106,259

Liabilities and Members' Equity

Current liabilities

Accounts payable and accrued liabilities	$	-
Total current liabilities		-
Members' equity		106,259
Total liabilities and members' equity	$	106,259

The accompanying notes are
an integral part of these financial statements.
-2-

Berman Capital, LLC
Statement of Income
For the year ended December 31, 2020

Revenues		
Success fees	$	175,411
Interest income		30
Total revenues		175,441
Expenses		
Retirement plan contribution		51,000
Professional fees and outside services		11,670
Computer and database		6,133
Telephone and internet		5,609
Office expenses		5,104
Dues and subscriptions		4,551
Travel and promotion		1,404
Other expenses		838
Taxes and fees		800
Insurance		799
Total expenses		87,908
Net income	$	87,533

The accompanying notes are
an integral part of these financial statements.
-3-

Berman Capital, LLC
Statement of Changes in Members' Equity
For the year ended December 31, 2020

Balance, December 31, 2019	$	28,726
Net income		87,533
Distribution to members		(10,000)
Balance, December 31, 2020	$	106,259

The accompanying notes are
an integral part of these financial statements.
-4-

Berman Capital, LLC
Statement of Cash Flows
For the year ended December 31, 2020

Cash flows from operating activities

Net income	$	87,533
Distribution to members		(10,000)
Increase in cash and cash equivalents		77,533
Cash and cash equivalents, beginning of year		28,726
Cash and cash equivalents, end of year	$	106,259
Supplemental disclosure Cash paid during the year for income taxes	$	800

The accompanying notes are
an integral part of these financial statements.
-5-

Berman Capital, LLC
Notes to Financial Statements
December 31, 2020

Note 1 - Summary of significant accounting policies

Basis of presentation
Berman Capital, LLC (the Company) is a California limited liability company formed in July 1998. In February 1999, the Company registered as a broker-dealer with the Securities Exchange Commission. The Company is a member of the Financial Industry Regulatory Authority.

The Company's activities consist principally of its role as an intermediary and advisor in merger and acquisition transactions. Accordingly, the Company claims exemption from Securities Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

Basis of accounting
The Company maintains its books on the accrual basis of accounting.

Commissions and fees
The Company records retainer income over time as the related performance obligations are satisfied. No retainers were recognized in the year ended December 31, 2020. Success fees are recognized at a point in time where a transaction is consummated within the terms of the agreement. There were no open agreements at December 31, 2020.

Cash and cash equivalents
For purposes of the statement of cash flows, cash and cash equivalents consist of amounts on deposit with a commercial bank and registered investment company, in interest and non-interest bearing accounts, available on demand.

Allowance for uncollectible accounts receivable
The Company uses the allowance method to account for uncollectible accounts receivable. Under this method, the Company reviews all receivables for any problems with collection. If the Company feels that there may be a problem with collections, an allowance is provided for the receivable. When attempts to collect a specific receivable are unsuccessful, the account is considered uncollectible and is written off against the allowance. As of December 31, 2020, the Company had no accounts receivable and, accordingly, determined that an allowance for doubtful accounts was not necessary.

Income taxes
The Company has elected to be taxed as a limited liability company in a manner similar to the taxation of a partnership. The Company is not subject to federal or

Berman Capital, LLC
Notes to Financial Statements
(continued)
December 31, 2020

Note 1 - Summary of significant accounting policies (continued)

Income taxes (continued)
state taxes on income. Instead, the members include their respective shares of the Company's taxable income or loss in their individual income tax returns.

The Company follows accounting principles generally accepted in the United States related to the accounting for uncertainty in income taxes. Adoption of the provisions did not have any impact on the Company's accounting for unrecognized tax liabilities. Management believes that the Company has adequately addressed all tax positions and that there are no unrecorded tax liabilities. Tax years 2018 to 2020 are open for examination by the Internal Revenue Service and years 2017 to 2020 by the California Franchise Tax Board.

Use of estimates
The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts and disclosures reported in these financial statements. Actual results could differ from those estimated.

Advertising costs
Costs incurred for producing and communicating advertising are expensed when incurred. For the year ended December 31, 2020 advertising costs were insignificant.

Estimated fair value of financial instruments
Management estimates that the aggregate net fair value of financial instruments recognized on the statements of financial condition (including cash and cash equivalents, receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing.

Note 2 - Transactions with members

The Company's members incur, and pay currently for, certain expenses related to transactions in process. If the transactions close and generate revenue to the

Note 2 - Transactions with members (continued)

Company, the expenses may be reimbursed to the members. If the transactions do not close, the expenses remain those of the members. Accordingly, such costs are recorded as paid. As of December 31, 2020, the Company had reimbursed all significant member incurred costs.

Note 3 - Retirement plan

The Company has a defined contribution retirement plan for the benefit of its members. Contributions to the plan are determined annually by the Company's managing member subject to certain maximum amounts allowable under the Internal Revenue Code. Contributions of $51,000 were paid to the plan in the year ended December 31, 2020.

Note 4 - Concentrations

Consulting income in the accompanying statement of operations for the year ended December 31, 2020 was received from one entity.

Note 5 - Subsequent events

The Company evaluated subsequent events for recognition and disclosure through the date of this report. Management concluded that no material subsequent events have occurred since December 31, 2020 that required recognition or disclosure in such financial statements.

Note 6 - Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined, not exceeding 15 to 1. As of December 31, 2020, the Company had net capital of $106,259, which exceeded its required net capital of $5,000 by $101,259. The ratio of aggregate indebtedness to net capital was 0.00 to 1.

Supplemental Information Required by Rule 17a-5 under the
Securities Exchange Act of 1934

Berman Capital, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2020

Net Capital	
Total members' equity	$106,259
Subordinated liabilities	-
Non-allowable assets	-
Net capital	$106,259
Total aggregate indebtedness	$ -
Computation of Basic Net Capital Requirement	
Minimum net capital required	
(6-2/3% of total aggregate indebtedness)	$ -
Minimum dollar net capital requirement of reporting broker	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$101,259
Excess net capital after deducting the higher of	
10% of aggregate indebtedness or 120% of required net capital	$100,259
Aggregate indebtedness to net capital ratio	0.00 to 1

Reconciliation Pursuant to Rule 17a-5(d)(2)(iii)
As of December 31, 2020

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5 as of December 31, 2020)

There is no material difference between this net capital computation and the corresponding computation included in the Company's unaudited Part IIA FOCUS Report filing.

Berman Capital, LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2020

The Company claims an exemption under Rule 15c3-3(k)(2)(i) under the Securities and Exchange Act of 1934, and therefore is not subject to the reserve requirement of Rule 15c3-3.

Berman Capital, LLC
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2020

A supplementary report pursuant to Rule 17a- 5(d)(2)(i) and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.



2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Berman Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Berman Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Berman Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) Berman Capital, LLC stated that Berman Capital, LLC met the identified exemption provisions throughout the year ended December 31, 2020 without exception. Berman Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Berman Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 4, 2021

BERMAN CAPITAL, LLC

Member FINRA • SIPC

Assertions of Exemption of a Non-Carrying Broker or Dealer required by Rule 17a-5(d)(4) of the Securities and Exchange Commission

February 1, 2021

Cropper Accountancy Corporation
2700 Ygnacio Valley Road
Suite 270
Walnut Creek, CA 94598

Berman Capital, LLC (the Company) is a limited broker-dealer offering investment banking services. The Company does not directly handle customer funds or securities or any other duties associated with a clearing broker or dealer. The Company is registered with the U.S. Securities and Exchange Commission (SEC) In the event a transaction with a public entity requires a broker-dealer to hold credentials with the SEC.

In accordance with Rule 17a-5 of §240 of the Securities and Exchange Act of 1934, the Company performs an annual audit and files "Report pursuant to rule 17a-5 under the Securities Exchange Act of 1934" with the SEC. On that report the Company claims exemption to Rule 15c3-3 based on exemption k (2) (I), which is noted below.

(k) *Exemptions.*
(2) The provisions of this section shall not be applicable to a broker or dealer:
(I) Who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities *for,* or owe money or securities *to,* customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts each to be designated as "Special Account for the Exclusive Benefit of Customers of Berman Capital, LLC ".

The nature of the business of the Company qualifies the Company for this exemption. Further, management has evaluated transactions executed for the year and has verified that no customer funds have been received or distributed for securities transactions or for customer accounts and the Company does not maintain customer accounts. Therefore, the Company has met the identified exemption provisions throughout the year ended December 31, 2020 without exception.

Sincerely,

Marc L. Berman
Managing Member